January 26, 2010

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY   10017


**Re: Western Asset Mortgage Defined
         Opportunity Fund, Inc.
         File Nos. 333-163711; 811-22369**


Dear Ms. Cogan:

        We have reviewed the registration statement on Form N-2 for Western Asset
Mortgage Defined Opportunity Fund, Inc. (the "Fund"), filed on December 15, 2009 with
the Commission under the Securities Act of 1933 (the "33 Act") and the Investment
Company Act of 1940 (the "1940 Act"). We have the following comments.

Prospectus Cover Page

<u>Investment Objectives and Strategies</u>

1.   Please clarify what is meant by "non-agency" residential mortgage-backed
securities.

2.   Please define the term "Managed Assets" when it is first used. Also, please
clarify the meaning of the term "defined opportunity."

3.   Public-Private Investment Program ("PPIP") – Please disclose that "Legacy
Securities" have sometimes been referred to as "toxic assets" by the press. Also, please
disclose whether individual investors may invest in the Feeder PPIP Fund.

<u>Pricing Table</u>

4.   In your response letter, confirm that the pricing table will appear on the outside
front cover page of the prospectus.

<u>Leverage</u>

5.   Please disclose whether the Fund may borrow for purposes other than leverage. Also, please disclose the complete definition of what is included in "borrowing."

6.   Please disclose that the Fund will not issue preferred shares or debt during its first 12 months of operations. If not, we will have further comments.

7.   The prospectus states that the Fund may obtain loans from "certain financial institutions." Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, what are the terms that materially affect the Fund (*e.g.*, will the Fund pledge assets or be subject to limits on portfolio instruments).

8.   Please disclose why reverse repurchase agreements are not considered a borrowing. Also, disclose the limit on the Fund's borrowing or leveraging when including reverse repurchase agreements. Please explain why there is a reference in this section to "additional" reverse repurchase agreements.

Prospectus

<u>General</u>

9.   Please provide in the Prospectus Summary a diagram showing the relationship of all the parties to the Fund's operations (*i.e.*, Fund, the Master Fund, the Feeder Fund, the General Partner, the adviser and the Treasury).

<u>Who May Want to Invest</u>

10.   The second bullet of this section states that this is an opportunity to invest "side-by-side with the U.S. Department of the Treasury. Please state, if applicable, that the Treasury does not owe a fiduciary duty to investors in the Fund and that its rights and interests as a shareholder in (and lender to) the Master Fund may differ from the rights and interests of the Fund's shareholders. Similarly, please include later in the prospectus a more detailed section describing Treasury's role in this program. Please state that Treasury will participate in the Master Fund solely as an investor and lender and will not be providing any guarantee of the Master Fund' assets. Also, disclose that the Treasury does not guarantee or endorse the Fund or its assets.

11.   Distributions – Given that it is stated subsequently in the prospectus that there is a possibility that distributions will include return of capital, please disclose and describe the consequences of having a return of capital as part of the Fund's distributions.

Investment Objectives and Strategies

12.   Please clarify the meanings of obligations of "non-agency," "U.S. agency," and "other federal agencies." Disclose the maximum percentage of Fund assets that may be invested in each of them. Also, please disclose who issues the non-agency obligations and disclose any credit quality limitations of the obligations.

13.   Please disclose whether credit default swaps and asset backed securities are part of the Fund's 80% investment.

14.   Please define non-dollar residential mortgage-backed securities, and discuss, if appropriate, the speculative nature of such securities. Also, please disclose any credit quality minimums.

15.   Please inform the staff of the status of the Feeder Fund under the 1940 Act. Given that the Feeder Fund will not be a registered investment company, please provide us with a legal analysis as to whether the Feeder Fund may be required (1) to register under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") or (2) to file periodic reports pursuant to Sections 13 or 15(d) of the Exchange Act.

16.   Describe the regulatory authority governing the Master Fund, and its status under the 1940 Act.

17.   Please include a discussion as to what obligations are and which are not guaranteed or backed by a U.S. government agency. Disclose the nature of the guarantee or backing and all attendant risks.

18.   The prospectus states that the Fund is not limited in its ability to invest in below investment grade or illiquid securities. Please clarify how this is possible, considering the 80% test. Also, an unlimited ability to invest in "junk" should be disclosed on the cover page.

Legacy Securities Public-Private Investment Program ("PPIP")

19.   Please clarify how PPIP Eligible Assets, which have at least 90% assets situated in the United States, also may be purchased from a foreign government. Also, please disclose how the Fund will become notified by the Master Fund of any change in the Treasury's determination of what constitutes PPIP Eligible Assets.

20.   Please disclose the affiliations between RLJ PPIP Administration, LLC and RLJ/Western Asset Management, LLC, Western Asset Management Company, and Legg Mason Partners Fund Advisor, LLC. Please clarify how payment to the General Partner will not benefit Western Asset, given that Western Asset is in a joint venture with RLJ.

21.   Please disclose the amount of the Fund's pro rata share of the annual operating and organizational expenses of the Feeder Fund and the Master Fund.

22.   Please clarify what is meant by assets "originally rated AAA," and whether this could include assets now in default.

Feeder Fund

23.   Generally, registered funds in a master-feeder arrangement are considered co-issuers pursuant to Rule 140 under the 33 Act and the principal officers and directors of both the master and feeder must execute the registration statement. Also, section 6(a) of the 33 Act requires in part that, in addition to signatures by the issuer and principal officers, a registration statement must be signed by "the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer)". Inasmuch as the Feeder Fund will be formed as a Delaware limited partnership, which may not have a board of directors, please explain to us how the Feeder Fund will comply with Section 6(a) of the 33 Act.

24.   Please include the following information about the Feeder Fund: investment objective (and whether it can be changed), regulation, type of fund (open versus closed-end), attendant risks.

25.   The prospectus states that the Fund's interests in the Feeder Fund will be substantially identical to those of "other investors" in the Feeder Fund. Please disclose the percentage of interest by other investors, who they are, and whether the Feeder Fund controls the voting rights of investors.

26.   Please inform the staff how the Feeder Fund will manage custody issues and how it will be managed.

Master Fund

27.   Please advise the staff whether the Master Fund will execute the registration statement pursuant to Rule 140 under the 1933 Act, and if not, please explain why.

Leverage

28.   Please disclose all material forms of borrowing for the Fund.

29.   Given that the Fund will invest in reverse repurchase agreements, please disclose how the investment will be treated for purposes of the 1940 Act. Also, there appears to be two different forms of reverse repurchase agreements, one subject to the one-third limitation on borrowing and one not covered. Please clarify.

30.   Please state that a conflict of interest is created by the advisory fees based on managed assets because the adviser has a financial incentive to utilize leverage.

31.   Please clarify, in plain English, whether "Managed Assets" will include the Fund's total assets plus the Fund's borrowings plus the Master Fund's borrowings (which may be attributed to the Fund's investment in the Feeder Fund).

32.   The Fund's investment objective is to provide current income. Please explain why the Fund needs to borrow to make distributions, and whether the portfolio securities will produce sufficient income. Also, explain the risks of the Fund being unable to obtain loans to make distributions.

Derivatives

33.   Please disclose what is meant by "without limitation" with respect to investing in certain futures, swaps, etc., given that the prospectus states a maximum percentage (20%) of Fund assets that may be invested in derivatives. Also, disclose whether the Fund may use derivatives for speculative purposes or merely for hedging. Also, please disclose how this is possible given the 80% test.

34.   Please confirm that leveraging through derivatives does not constitute a "borrowing" for purposes of the advisory contract and, therefore, is not included within managed assets.

35.   Please include a discussion of the risks involved if the Treasury does not consent to the Master Fund's ability to engage in certain strategic transactions.

Limited Term

36.   Please disclose that the life of the Fund may be shortened or altered if it is acquired by another fund or it fails financially.

Distributions

37.   Please disclose that shareholders will be required to pay income taxes on dividends reinvested in to additional common shares but will not receive a corresponding cash distribution with which to pay the tax.

38.   Please disclose the policies and regulations that apply to the Fund making distributions.

39.   Please state the authority by which the Master Fund is "required to distribute certain income from its investments.

Non-U.S. Subadviser

40.   Please disclose what is meant by "non-U.S. dollar fixed income mandates."

Tax Risks

41.   Please file the tax opinion and consent of counsel regarding the Fund's satisfaction of the asset diversification test qualifying it as a registered investment company.

Special Risk Considerations

42.   In the section titled "Leverage Risk," please expand the disclosure to include a discussion of the characteristics, limitations, rights and risks of issuing senior securities, such as preferred shares or debt instruments.

43.   In the section titled "Derivatives Risk," please identify the maximum percentage of Fund assets that may be allocated to derivatives.

44.   In the section titled "Risks Related to Potential Conflicts of Interest," please disclose any steps taken by the Fund or its Board of Trustees to minimize any of the actual or potential conflicts of interest discussed

Special Risks Related to PPIP

45.   Please inform the staff what measures will be taken to ensure compliance wit section 17(d) of the 1940 Act, given the risk disclosure in "Risks Relating to Affiliates."

46.   Please summarize the risks listed in the section titled "Additional Risks."

Summary of Fund Expenses

47.   Please disclose in a footnote that the fee table is based on net assets, whereas the contracts are based on managed assets. Also, reconcile (in footnote 3) the information regarding the differences between net assets and managed assets

48.   Please inform the staff whether the costs of the Master Fund and Feeder Fund are included in the AFFE line item. If not, explain why not.

49.   Please add the phrase "as a percentage of offering price" in the line item titled "Sales Load."

50.   Please inform the staff of the difference between service charges and brokerage charges, referenced in footnote 2.

51.   The statement following the heading "Example," appears incomplete. Please clarify.

The Fund's Investments

52.   Disclose whether leveraging is carved out from the Fund's percentage limitations on investments.

53.   Please include a discussion of the Managed Distribution Policy and include a statement that a return of capital merely represents a return of a shareholder's original investment and does not represent a gain or income on the Fund's investments.

54.   Please disclose that the selection of investments will be made primarily at the Feeder Fund and Master Fund levels.

55.   Please discuss, if applicable, whether declining interest rates may be affected by prepayments, given that reinvestments will be made at lower yields.

Inverse Floating Rate Securities and Tender Option Bonds

56.   Please state how much leverage will be obtained by investing in tender option bonds ("TOBs") for purposes of "managed assets." Please state how the Fund will comply with the staff's position on TOBs, that a fund must segregate assets (excluding the securities deposited into the Fund) equal to the value of the floating rate debt securities issued by the fund.

Fundamental Investment Policies

57.   Please add descriptions of the fundamental investment policies of the Master and Feeder Funds. In the alternative, please explain why they are not co-registrants of the registration statement.

The Feeder Fund and Master Fund

58.   Disclose that other investors may control the Feeder Fund. Also, state whether the Feeder Fund's interests are redeemable, and if so, how. Also discuss the liquidity of the Feeder Fund's shares and how NAV is calculated.

59.   Please file the financials for both the Feeder Fund and Master Fund.

60.   Please inform the staff why both the Feeder Fund and Master Fund have not signed the registration statement.

Underwriting

61.   Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Statement of Additional Information

Investment Restrictions

62.   Please identify the "certain practices and investments [that] may involve leverage but are not considered to be borrowings. Also, please add the phrase "or group of industries" after the phrase "in any one industry."

63.   Please add a fundamental policy on senior securities. Also, please add a discussion of the borrowing limits under the 1940 Act with the Fund's ability to issue senior securities.

General Comments

64.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

65.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel